August 8, 2016

RE: Get cash now from your Sentio Healthcare investment.

Dear Investor,

Good news!  Now you can sell your Sentio Healthcare Properties, Inc. investment and regain control of your money.  Right now, we will pay you $7.00 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Sentio to decide if or when you get your money back. But this offer expires on September 21, 2016, so you must act soon.

Why take advantage of this opportunity today?
•	Guarantee your cash now. Sentio has an infinite life and has no requirement to list or liquidate! Sell today and ensure you get your money out from this security.
•
No Redemption Program. Sentio suspended its stock repurchase program in 2011 and has not said if, or when, it might reopen. As a result, it could be difficult for investors to sell their shares promptly, or at all.

•	Highest Offer Price. Take advantage of our highest offer price to date, which is 40% higher than our recent offer to purchase at $5.00 per share.
•	Regain control over your investments. It's your money, but you can't access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.
•
Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

If you act today, you can get your cash now. We will mail your check within three business days after Sentio confirms the transfer.  MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please email us at offers@mackenziecapital.com, call us at (925) 631-9100, or fax us at (925) 631-1080.

Sincerely,
Robert Dixon
President

P.S. Remember, this offer expires September 21, 2016 (unless extended). So don't delay. Fill out and mail in the Sentio Healthcare Assignment Form today so we can transfer the Shares and rush you a check once the Offer expires.

The Purchasers are offering to purchase for cash up to 600,000 Shares at a price of $7.00 per Unit, upon the terms and subject to the conditions set forth in Purchasers' Offer to Purchase and in the related Assignment Form, which you should read, available at the SEC's EDGAR website, by calling or writing us for a free copy, or at www.mackenziecapital.com/tenders/Sentio.pdf.  The Purchasers are making this offer in view of making a profit, so the price offered is below the REIT's estimated $12.45 per Share value, but there can be no assurance as to the actual value of a Share until the REIT liquidates.  If you tender your Shares, you are giving up any rights to distributions after the Expiration Date in exchange for the purchase price.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON September 21, 2016, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Units made pursuant to the Offer is irrevocable, except that Unitholders who tender their Units in response to the Offer will have the right to withdraw their tendered Units at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Units to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Units to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.